UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resolution Regarding Woori Financial Group’s Quarterly Dividend Payment

On October 26, 2023, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution recommending a cash dividend of KRW 180 per common share. The record date is September 30, 2023.

Key Details

1)	Dividend per common share (KRW) : 180
2)	Total dividend amount (KRW) : 135,341,192,880
3)	Record Date : September 30, 2023
4)	Market price dividend rate : 1.4%

•	The market price dividend rate is calculated by using the average market price of the common shares during the one week before the date that is two business days prior to the record date.

•	The total number of shares subject to dividend payment is 751,895,516 shares.

•

In accordance with the Financial Investment Services and Capital Markets Act, the dividend is expected to be disbursed within twenty days from the date of the resolution by the board of directors of Woori Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 26, 2023	By: /s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President